Exhibit 12.1

TITAN INTERNATIONAL, INC.

COMPUTATION OF EARNINGS TO FIXED CHARGES

(Amounts in thousands)

	Year ended December 31,
	2009	2010	2011	2012	2013
Earnings:
Earnings (loss) before income taxes	$(32,002)	$(9,190)	$95,895	$192,251	$54,734
Add:
Fixed charges	18,852	27,203	25,642	28,283	49,265
Amortization of capitalized interest	488	613	613	613	573
Deduct:
Capitalized interest	1,987	0	0	74	237

Earnings available for fixed charges	$(14,649)	$18,626	$122,150	$221,073	$104,335

Fixed charges:
Interest expense	$16,246	$26,667	$25,259	$27,658	$47,120
Capitalized interest	1,987	0	0	74	237
Interest component of rental expense (a)	619	536	383	551	1,908

Total fixed charges	$18,852	$27,203	$25,642	$28,283	$49,265

Ratio of earnings to fixed charges (b)	n/a	0.68	4.76	7.82	2.12

(a)	The interest component of rental expense was estimated to be one-fourth of lease rental expense.
(b)	Earnings were insufficient to cover fixed charges for the year ended December 31, 2009, by $33.5 million.